FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933, AS AMENDED
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
COMMISSION FILE NO. 000-23091

PSFT#63

FOR IMMEDIATE RELEASE

PEOPLESOFT, INC. COMMENCES EXCHANGE OFFER
FOR J.D. EDWARDS & COMPANY

PLEASANTON, Calif. – June 19, 2003 – PeopleSoft, Inc. (Nasdaq: PSFT) today announced that it is commencing an exchange offer for all of the outstanding shares of common stock of J.D. Edwards & Company (Nasdaq: JDEC). PeopleSoft is offering J.D. Edwards stockholders cash or PeopleSoft common stock, at their election, with a value equal to $7.05 in cash plus the value of 0.43 of a PeopleSoft common share for each share of J.D. Edwards common stock they own. Based upon the $16.92 per share closing price of PeopleSoft common stock on June 13, 2003, the trading day immediately prior to announcement of the amendment of the agreement with J.D. Edwards, the value that would be received by J.D. Edwards stockholders is $14.33 per share and would result in a total transaction value of approximately $1.75 billion (based on 122.4 million J.D. Edwards shares outstanding.)

J.D. Edwards stockholders can elect to receive either all cash or all stock for their J.D. Edwards shares, subject to proration. Depending upon the outcome of the stockholder elections and the resulting proration, if any, J.D. Edwards stockholders will receive cash, a fraction of a PeopleSoft common share, or a combination of cash and a fraction of a PeopleSoft common share for each share of J.D. Edwards they own.

The transaction is expected to be significantly accretive to PeopleSoft’s 2004 earnings per share on an adjusted basis, excluding amortization associated with acquired intangibles, the write-down of deferred revenue and other purchase accounting adjustments. The transaction is expected to close in the third calendar quarter of 2003.

The exchange offer and withdrawal rights are scheduled to expire at 12:00 midnight E.D.T, Thursday, July 17, 2003, unless extended.

The exchange offer is conditioned upon there being validly tendered, and not withdrawn prior to the expiration date, at least a majority of the J.D. Edwards shares outstanding on a modified fully diluted basis. It is also subject to regulatory review and other customary closing conditions.

Citigroup Global Markets and Goldman, Sachs & Co. are financial advisors, Citigroup Global Markets is Dealer Manager, Georgeson Shareholders, Inc. is Information Agent, and Gibson, Dunn & Crutcher LLP is legal advisor to PeopleSoft.

About PeopleSoft

PeopleSoft (Nasdaq: PSFT) is the world’s leading provider of application software for the real-time enterprise. PeopleSoft pure internet software enables organizations to reduce costs and increase productivity by directly connecting customers, suppliers, partners and employees to business processes on-line, in real time. PeopleSoft’s integrated, best-in-class applications include Customer Relationship Management, Supply Chain Management, Human Capital Management, Financial Management and Application Integration. Today more than 5,100 organizations in 140 countries run on PeopleSoft software. For more information, visit us at www.peoplesoft.com.

Additional Information

PeopleSoft intends to file a Schedule TO and a registration statement on Form S-4 with the SEC with respect to its proposed acquisition of J.D. Edwards. Solicitations and exchanges of J.D. Edwards stock in connection with that acquisition will only be made pursuant to the Offer to Exchange and related materials to be filed with the SEC. PeopleSoft has also filed a Solicitation/Recommendation Statement on Schedule 14D-9 for PeopleSoft’s recommendation regarding Oracle’s tender offer. Stockholders should read each of these documents and any amendments thereto because they contain important information. These documents can be obtained without charge from the SEC at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

Forward Looking Statements

This press release may contain forward looking statements. These statements reflect PeopleSoft’s and management’s current beliefs and are based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft’s operating results, please refer to PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards and to Oracle’s tender offer are set forth in PeopleSoft’s most recent filings with the SEC. All forward looking statements are qualified by these cautionary statements and are made only as of the date they are made. PeopleSoft undertakes no obligation to update or revise these forward looking statements.

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Contacts:

Lori Varlas Investor Relations PeopleSoft (877) 528-7413 lori_varlas@peoplesoft.com	Steve Swasey Public Relations PeopleSoft (925) 694-5230 steve_swasey@peoplesoft.com